EXCELLENCE

Adit Laixuthai, Ph.D.
First Senior Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. CN.321/2007

May 21, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
May 21, 07

dw 6/1

Summary Statement of Assets and Liabilities 1/

As at 30 April 2007

ธนาคารกสิกรไทย
KASIKORNBANK

Assets	Baht	Liabilities	Baht
Cash	20,935,382,376.76	Deposits	772,416,[illegible]78,739.90
Interbank and money market items	100,441,842,506.14	Interbank and money market items	20,239,[illegible]58,054.50
Securities purchased under resale agreements		Liabilities payable on demand	11,533,[illegible]88,026.76
Investments in securities, net	115,947,599,165.77	Securities sold under repurchase agreements	5,800,[illegible]00,000.00
(with obligations 6,841,760,027.49 Baht)		Borrowings	24,595,[illegible]28,605.62
Credit advances (net of allowance for doubtful accounts)	657,784,719,755.20	Bank's liabilities under acceptances	485,[illegible]93,582.40
Accrued interest receivables	1,508,603,061.01	Other liabilities	28,086,[illegible]03,446.99
Properties foreclosed	11,235,023,506.59	Total liabilities	864,057,[illegible]61,456.19
Customers' liabilities under acceptances	485,493,582.40		
Premises and equipment, net	22,373,843,051.16	**Shareholders' equity**	
Other assets	26,286,282,607.35	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,876,[illegible]24,610.00
		Reserves and net profit after appropriation	51,804,[illegible]84,582.30
		Other reserves and profit and loss account	17,350,[illegible]98,073.89
		Total shareholders' equity	93,031,[illegible]08,166.19
Total Assets	957,088,569,622.38	Total Liabilities and Shareholders' Equity	957,088,[illegible]69,622.38
Customers' liabilities under unmatured bills	5,942,209,704.46	Bank's liabilities under unmatured bills	5,942,[illegible]09,704.46
Total	963,030,779,326.84	Total	963,030,[illegible]79,326.84

	Baht
Non-Performing Loans 2/(net) as at 31 March 2007 (Quarterly)	21,037,026,027.60
(3.31% of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as at 31 March 2006 (Quarterly)	23,846,633,215.62
Actual allowance for doubtful accounts	28,675,569,183.57
Loans to related parties	20,339,830,686.30
Loans to related asset management companies	8,040,000,000.00
Loans to related parties due to debt restructuring	1,062,938,598.34
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	105,151,363,889.94
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	820,738,960.95
Letters of credit	20,227,300,444.38

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as at 31 March 2007 (Quarterly) 41,351,417,768.54

(6.05% of total loans before allowance for doubtful accounts)

END